FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of November 2019

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), Second quarter, year ending March 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: November 6, 2019	By:	/s/ Go Sugiyama
Go Sugiyama
Senior Managing Director

Connecting Markets East & West Consolidated Results of Operations Second quarter, year ending March 2020 (US GAAP) Nomura Holdings, Inc. October 2019 © Nomura

Outline Presentation Financial Supplement Executive summary (p. 2-3) Consolidated balance sheet (p. 17) Overview of results (p. 4) Value at risk (p. 18) Business segment results (p. 5) Consolidated financial highlights (p. 19) Retail (p. 6-7) Consolidated income (p. 20) Asset Management (p. 8-9) Main revenue items (p. 21) Wholesale (p. 10-12) Consolidated results: Income (loss) before income taxes by segment and region (p. 22) Non-interest expenses (p. 13) Segment “Other” (p. 23) Robust financial position (p. 14) Retail related data (p. 24-27) Funding and liquidity (p. 15) Asset Management related data (p. 28-29) Wholesale related data (p. 30) Number of employees (p. 31)

NOMURA

Executive summary (1)

FY2019/20 1H highlights

- **Income before income taxes: Y203.3bn; Net income[1]: Y194.4bn; EPS[2]: Y57.66; ROE[3]: 14.6%**
- **Three segment income before income taxes increased 65% YoY**
  - Improved profitability in Wholesale
    - Fixed Income revenues increased as we captured business opportunities as US interest rates dropped
    - Realignment of business portfolio led to improved earnings consistency and a lower cost base
  - Asset Management booked stronger income before income taxes driven by an improvement in gain/loss from American Century Investments
- **Segment "Other" pretax results also improved significantly as one-off expenses[4] booked in the same period last year were no longer present and we booked a realized gain (Y73.3bn) from the sale of Nomura Research Institute shares**
- **Half-year dividend per share: Y15**

	FY2019/20 1H	FY2018/19 1H	YoY
Net revenue	Y715.4bn	Y554.9bn	29%
Income (loss) before income taxes	Y203.3bn	Y14.1bn	14.4x
Net income (loss)[1]	Y194.4bn	-Y6bn	-
EPS[2]	Y57.66	-Y1.78	-
ROE[3]	14.6%	-	-

Income (loss) before income taxes: Segment information	FY2019/20 1H	FY2018/19 1H	YoY
Retail	Y13.4bn	Y32.1bn	-58%
Asset Management	Y28.2bn	Y19.2bn	47%
Wholesale	Y38.9bn	-Y2.5bn	-
Three segment total	Y80.5bn	Y48.8bn	65%
Other	Y124.9bn	-Y35.7bn[4]	-
Unrealized gain (loss) on investments in equity securities held for operating purposes	-Y2.1bn	Y0.9bn	-
Income (loss) before income taxes	Y203.3bn	Y14.1bn	14.4x

1. *Net income (loss) attributable to Nomura Holdings shareholders* 2. *Diluted net income (loss) attributable to Nomura Holdings shareholders per share.*
3. *Calculated using annualized net income attributable to Nomura Holdings shareholders for each period.*
4. *Expenses related to settlement with US DoJ over legacy transactions (Y19.8bn), recognition of FX translation adjustment due to progress in winding up subsidiary in Middle East & North Africa (-Y7bn)*

2

Executive summary (2) FY2019/20 2Q highlights Net revenue: Y383.4bn (+15% QoQ); Income before income taxes: Y128.5bn (+72% QoQ) – Segment “Other” revenues increased significantly; Contribution from sale of Nomura Research Institute shares (Y73.3bn) – International business delivered second straight quarter of pretax profit driven by realignment of business portfolio Three segment income before income taxes of Y34.2bn (-26% QoQ) Retail – Total sales declined on the back of weaker investor sentiment and review of Retail sales structure Asset Management – Business remained solid: Thirteenth straight quarter of inflows; AuM at second highest level ever – Income before income taxes declined QoQ due to lower gain/loss from American Century Investments Wholesale – Revenues remained solid in spite of seasonal factors: Fixed Income revenues declined QoQ from strong previous quarter, while Equities revenues increased driven by Japan and Americas – DCM performance remained resilient amid lower Investment Banking global fee pools Net income1: Y138.6bn (+148% QoQ); EPS2: Y41.23; ROE3: 20.6% – As a result of the sale of Nomura Research Institute shares, tax expense declined by approximately Y27bn due mainly to applying deemed dividend rules and reversing deferred tax liabilities booked in past years 1. Net income (loss) attributable to Nomura Holdings shareholders 2. Diluted net income attributable to Nomura Holdings shareholders per share. 3. Calculated using annualized net income attributable to Nomura Holdings shareholders for each period. Income (loss) before income taxes and net income (loss)1 (billions of yen) Firm-wide Income (loss) before income taxes Net income (loss) 138. 128. 74.8 55.8 24.4 13.6 5.2 0.5 0.8 -11.2 -76.2 -95.3 FY2018/19 FY2019/20 1Q 2Q 3Q 4Q 1Q 2Q Three segment income (loss) before income taxes 46.3 22.8 26.0 34.2 4.7 -81.3 Wholesale Asset Management Retail FY2018/19 FY2019/20 1Q 2Q 3Q 4Q 1Q 2Q 3

Overview of results Highlights (billions of yen, except EPS and ROE) FY2019/20 FY2019/20 QoQ YoY YoY 2Q 1H Net revenue 383.4 15% 36% 715.4 29% Non-interest expenses 254.9 -1% -10% 512.1 -5% Income before income taxes 128.5 72% 275.1x 203.3 14.4x Net income1 138.6 148%—194.4— EPS2 Y41.23 150%—Y57.66— ROE3 20.6% 14.6% 1. Net income attributable to Nomura Holdings shareholders. 2. Diluted net income (loss) attributable to Nomura Holdings shareholders per share. 4 3. Calculated using annualized net income attributable to Nomura Holdings shareholders for each period.

Business segment results Net revenue and income (loss) before income taxes FY2019/20 FY2019/20 QoQ YoY YoY 2Q 1H Net revenue Retail 76.9 -5% -10% 157.5 -12% Asset Management 25.7 -26% 4% 60.2 19% Wholesale 156.7 -2% 6% 316.2 11% Subtotal 259.3 -6% 0.5% 533.9 4% Other* 123.3 105% 4.7x 183.6 4.6x Unrealized gain (loss) on investments in equity 0.8 — -2.1— securities held for operating purposes Net revenue 383.4 15% 36% 715.4 29% Income Retail 5.3 -35% -57% 13.4 -58% (loss) before Asset Management 10.0 13% 28.2 47% income -45% taxes Wholesale 18.9 -5% 3.8x 38.9— Subtotal 34.2 -26% 31% 80.5 65% Other* 93.4 197%—124.9— Unrealized gain (loss) on investments in equity 0.8 — -2.1— securities held for operating purposes Income (loss) before income taxes 128.5 72% 275.1x 203.3 14.4x *Additional information on “Other” (2Q) Gain from sale of Nomura Research Institute shares (Y73.3bn) Gain related to economic hedging (Y7bn) Loss on changes to own and counterparty credit spread relating to Derivatives (Y0.8bn)

Retail Net revenue and income before income taxes (billions of yen) FY2018/19 FY2019/20 QoQ YoY 2Q 3Q 4Q 1Q 2Q Net revenue 85.7 86.8 74.2 80.6 76.9 -5% -10% Non-interest expenses 73.5 72.7 70.9 72.5 71.6 -1% -3% Income before income taxes 12.2 14.0 3.3 8.1 5.3 -35% -57% Total sales3 (billions of yen) Stocks Bonds Investment trusts Discretionary investments, Insurance products 3,000 2,000 1,000 0 FY2018/19 FY2019/20 2Q 3Q 4Q 1Q 2Q 1. Includes Junior NISA. 2. Cash and securities inflows minus outflows, excluding regional financial institutions 3. Retail channels only. 4. Retail channels, Net & Call, and HottoDirect. Key points Net revenue: Y76.9bn (-5% QoQ; -10% YoY) Income before income taxes: Y5.3bn (-35% QoQ; -57% YoY) Net revenue and income before income taxes both declined QoQ—Factors such as US-China trade friction dampened investor sentiment and combined with Nomura-specific factors such the review of our sales structure leading to a decline in total sales QoQ—Lower expenses QoQ: Decline in one-off expenses related to Retail branch office integration and lower bonus provisions in line with pay for performance Client Sep/2Q Jun/1Q franchise Y114.8trn Y113.1trn—Retail client assets 5.33m 5.33m—Accounts with balance—NISA accounts opened (accumulated)1 1.72m 1.71m—Net inflows of cash and securities2 -Y5.6bn -Y120.6bn Total sales3 declined 14% QoQ Stocks: -7% QoQ – Sales of secondary stocks slowed; Foreign stocks roughly unchanged but Japan stock sales lower – Increase in subscriptions for primary stocks4 (Y60.8bn; +16% QoQ) Investment trusts: -19% QoQ – Decline from last quarter which included sales of primary funds, but booked inflows primarily into global stock funds Bonds: Y520.5bn; -23%QoQ – Domestic bond sales declined due mainly to JGBs for individuals and primary issuances – Slower sales of US dollar denominated secondary foreign bonds due to decline in US interest rates 6

Retail: Solid growth in SMA AuM

NOMURA

Recurring revenue



(billions of yen)
Recurring revenue (annualized, adjusted basis)
Recurring revenue cost coverage ratio (rhs)
100.0
80.0
60.0
40.0
20.0
30%
20%
10%
0%
31%
31%
31%
31%
31%
90.9
89.9
88.0
90.4
88.8
FY2018/19
FY2019/20
2Q
3Q
4Q
1Q
2Q

- Annualized recurring revenue of Y88.8bn
  - Fee-based assets declined due to redemptions of investment trusts and fund wrap
  - SMA[3] AuM continued to grow mainly in wrap trusts that tap into demand for estate planning

	Sep/2Q	Jun/1Q
■ Recurring revenue	Y22.4bn	Y22.5bn
– Investment trust net inflows[1]	-Y32.5bn	-Y29.7bn
– Discretionary investment net inflows[1]	-Y58.7bn	-Y40.5bn
■ Sales of insurance products[2]	Y55.6bn	Y54.7bn
■ Inflows of cash and securities[2]	Y820.1bn	Y1,054.9bn

Investment trust and discretionary investment AuM



(trillions of yen)
Stock investment trusts + Foreign investment trusts
Discretionary investment
13.2
12.1
12.9
12.9
12.7
2.8
2.7
2.8
2.8
2.8
10.4
9.3
10.1
10.1
10.0
FY2018/19
FY2019/20
Sep
Dec
Mar
Jun
Sep

SMA[3] AuM and number of contracts



(billions of yen)
(number of contracts)
SMA AuM
number of SMA contracts (rhs)
800.0
600.0
400.0
200.0
0.0
8,000
6,000
4,000
2,000
0
5,017
5,913
6,232
7,061
8,109
608.7
638.5
688.9
739.7
794.4
FY2018/19
FY2019/20
Sep
Dec
Mar
Jun
Sep

1. *Retail channels and Japan Wealth Management Group.*
2. *Retail channels only.*
3. *Separately managed account, a discretionary investment service*

7

NOMURA

Asset Management

Net income and income before income taxes[1]

(billions of yen)	FY2018/19			FY2019/20		QoQ	YoY
	2Q	3Q	4Q	1Q	2Q		
Revenue (excl. ACI-related gain/loss)	26.1	24.5	26.0	25.8	**25.0**	-3%	-4%
ACI-related gain/loss	-1.5	-8.3	4.9	8.7	**0.7**	-92%	-
Net revenue	24.7	16.2	30.9	34.5	**25.7**	-26%	4%
Non-interest expenses	15.8	15.6	16.5	16.4	**15.6**	-4%	-1%
Income before income taxes	8.9	0.6	14.4	18.1	**10.0**	-45%	13%

Assets under management (net)[2]

(trillions of yen)



Investment trust business
Investment advisory business
52.8
48.3
51.4
51.6
52.4
16.8
15.1
15.8
15.6
15.8
36.0
33.3
35.5
36.0
36.6
FY2018/19
FY2019/20
Sep
Dec
Mar
Jun
Sep

Key points

- Net revenue: Y25.7bn (-26% QoQ; +4% YoY)
- Income before income taxes: Y10bn (-45% QoQ; +13% YoY)
  - Lower contribution from gain/loss related to American Century Investments (ACI) led to net revenue decline QoQ, but asset management fees remained solid
  - Inflows for thirteenth straight quarter and AuM at second highest level ever

Investment trust business

- Continued inflows into ETFs, and AuM at highest level ever (Sep: Y17.8trn; market share[3]: 45%)
- Funds distributed through bank channels and for defined contribution pension plans reported ongoing inflows
- Outflows from some products such as foreign bond funds for discretionary investment accounts

Investment advisory and international businesses

- In Japan, won a new mandate and booked inflows in Japan stock product from a public pension plan; Outflows from private pension plans
- Internationally, we won new large mandates in EMEA, while AEJ booked outflows from some public institutions

1. *This table presents a reconciliation of net revenues (other than ACI-related gain/loss) and ACI-related gain/loss, which are non-GAAP measures prepared on a management accounting basis, to net revenue for the Asset Management segment. ACI-related gain/loss includes fair value adjustments of our investment in, funding cost equivalent for our investment in and dividends from ACI.*
2. *Net after deducting duplications from assets under management (gross) of Nomura Asset Management, Nomura Corporate Research and Asset Management, and Wealth Square.*
3. *Source: The Investment Trusts Association, Japan.*

8

Asset Management: AuM continued to grow through collaboration with ACI Flow of funds1 Nomura Asset Management public investment market share2 (billions of yen) Investment trust business Investment advisory business 28.0% 27.8% 27.7% 27.7% 1,500 27.6% 27.3% 1,000 612 508 436 1,141 109 381 27.0% 500 156 787 503 672 121 280 259 0 -164 -354 -500 26.0% FY2018/19 FY2019/20 FY2018/19 FY2019/20 2Q 3Q 4Q 1Q 2Q Sep Dec Mar Jun Sep Flow of funds in investment trust business1 Growth in AuM through collaboration with ACI (billions of yen) Investment trust business MRFs, etc (excl. ETFs) Other Investment trusts ETFs AuM through collaboration with ACI grown to $6.4bn 2,000 (excl. ETF) Integrate ACI’s UCITS3 funds into Nomura’s UCITS platform for 1,500 1,391 further strategic collaboration Mutual provision of products to meet increasingly diverse needs of 1,000 clients 500 510 483 642 246 (billions of USD) 6.4 0 20 31 13 5.4 -250 -500 -230 3.2 -1,000 1.6 FY2018/19 FY2019/20 2Q 3Q 4Q 1Q 2Q 1. Based on assets under management (net). Mar. 2017 Mar.2018 Mar.2019 Sep.2019 2. Source: The Investment Trusts Association, Japan. 3. UCITS: Funds complying with UCITS (Undertakings for Collective Investment in Transferable Securities) Directive by European Commission 9

Wholesale

NOMURA

Net revenue and income (loss) before income taxes[1]

(billions of yen)

	FY2018/19			FY19/20		QoQ	YoY
	2Q	3Q	4Q	1Q	2Q		
Global Markets	123.8	103.5	113.6	135.7	**132.8**	-2%	7%
Investment Banking	23.9	24.7	28.6	23.7	**23.9**	1%	0.1%
Net revenue	147.7	128.2	142.2	159.5	**156.7**	-2%	6%
Non-interest expenses	142.7	224.1	155.3	139.5	**137.8**	-1%	-3%
Income (loss) before income taxes	4.9	-95.9	-13.0	20.0	**18.9**	-5%	3.8x

Net revenue by region

(billions of yen)



200.0
150.0
100.0
50.0
0.0
42.9
24.5
20.3
59.9
41.3
27.3
10.6
49.0
42.3
31.6
25.0
43.3
59.3
29.4
24.0
46.8
51.0
28.2
26.3
51.1
Americas
EMEA
AEJ
Japan
FY2018/19
FY2019/20
2Q
3Q
4Q
1Q
2Q

Key points

- Net revenue: Y156.7bn (-2% QoQ; +6% YoY)
- Income before income taxes: Y18.9bn (-5% QoQ; 3.8x YoY)

- Continued to deliver solid revenue performance
  - Fixed Income revenues declined QoQ from strong previous quarter, while Equities revenues were driven higher by Japan and the Americas
  - DCM had a resilient quarter amid declining global fee pools in Investment Banking

Net revenue by region (QoQ; YoY)

- Japan: Y51.1bn (+9%; -15%)
  - Continued momentum from last quarter with both Global Markets and Investment Banking reporting stronger revenues QoQ
- Americas: Y51.0bn (-14%; +19%)
  - Revenues declined from strong previous quarter, but in Fixed Income Rates remained solid and in Equities Derivatives and cash both reported stronger revenues
- EMEA: Y28.2bn (-4%; +15%)
  - Although Fixed Income revenues declined QoQ, Rates had a good quarter driven by European government bonds
- AEJ: Y26.3bn (+10%; +30%)
  - Strongest revenues in six quarters as FX/EM drove strong results in Fixed Income

1. *This table shows net revenue for Wholesale using adjusted figures for Global Markets and Investment Banking based on management accounting not applicable to US GAAP.*

10

Wholesale: Global Markets

NOMURA

Net revenue



(billions of yen)
Equities
Fixed Income
123.8
54.2
69.6
103.5
65.9
37.5
113.6
45.6
68.0
135.7
53.3
82.5
132.8
55.6
77.2
QoQ
-2%
YoY
7%
FY2018/19
FY2019/20
2Q
3Q
4Q
1Q
2Q

FY2019/20 2Q net revenue by region



YoY
QoQ
Global Markets
Global Markets
Fixed Income
Equities
Americas
EMEA
AEJ
Japan
0% ~ ±5%
±5% ~ ±15%
±15% ~

Key points

- Net revenue: Y132.8bn (-2% QoQ; +7% YoY)
  - Fixed Income slowed from the strong previous quarter, while Equities revenues increased

Fixed Income
- Net revenue: Y77.2bn (-6% QoQ; +11% YoY)
  - Despite declining QoQ, revenues from Rates continued to drive Fixed Income revenues; Captured business opportunities as US interest trended down, solid performance in Agency Mortgages, etc., stronger revenues in European government bond business
  - FX/EM booked higher revenues mainly driven by AEJ

Equities
- Net revenue: Y55.6bn (+4% QoQ; +3% YoY)
  - Heightened volatility amid market uncertainty led to an uptick in client activity and stronger revenues in Derivatives; Americas Cash business improved

- Americas: While Fixed Income revenues declined QoQ, Rates business remained as the key revenue driver; Cash Equities improved and Derivatives booked stronger revenues
- EMEA: Although Fixed Income revenues slowed QoQ, Rates business remained solid mainly driven by European government bonds
- AEJ: Fixed income saw strong revenue growth in FX/EM while Credit remained solid
- Japan: In Fixed Income, Credit had a solid quarter and Rates and FX/EM improved; Equities reported an uptick in Derivatives revenues

11

Wholesale: Investment Banking

Net revenue



(billions of yen)
23.9
24.7
28.6
23.7
23.9
QoQ 1%
YoY 0.1%
FY2018/19
FY2019/20
2Q
3Q
4Q
1Q
2Q

Key points

- Net revenue: Y23.9bn (+1% QoQ; +0.1% YoY)
  - Revenues remained mostly flat QoQ despite declining global fee pools as we delivered products and services matched to client needs

Japan
  - Robust performance in DCM: Won multiple DCM mandates, successfully capturing issuer needs amidst a low interest rate environment
  - M&A related Solutions business contributed to revenues
  - Achieved 1st place rankings in Japan ECM, Japan DCM, and Japan-related M&A league tables[1]

International
  - ALF slowed QoQ in EMEA and the Americas
  - Solutions business delivered stronger revenues, and M&A had a solid quarter in EMEA and the Americas

Cross-border deals

Mandated on multiple high-profile and cross-border deals

M&A	TDR Capital (UK)'s (**Stonegate**) acquisition of Ei Group (UK) (M&A: £3.3bn/ALF: £2.7bn)	**Worldline**'s (France) acquisition of outstanding minority stake in equensWordline (Netherlands) (M&A: €1.1bn)
M&A	**Toyota Motor**'s acquisition of stakes in (1)Subaru Corp and (2)Suzuki Motor Corp ((1)M&A: Y70bn / (2)M&A: Y96.1bn)	**Tikehau Capital** (France) and T&D Holdings' business and capital alliance (Undisclosed)
Financing (ECM/DCM/ALF)	Recruit Holdings Global PO (Y374.1bn)	Shinsei Bank Global PO (Y63.3bn)
Financing (ECM/DCM/ALF)	Softbank Group Retail / Wholesale bond (Y400bn / Y100bn)	Daiwa House Industry Subordinated bond (Y150bn)
Financing (ECM/DCM/ALF)	KfW (Germany) Global USD denominated bond ($3.0bn)	Republic of the Philippines Samurai bond (Y92bn)
Financing (ECM/DCM/ALF)	Finance for **Goldman Sachs**' (US) acquisition of MyEyeDr (US) ($1.6bn)	GVC Holdings (UK) Refinancing (€1.0bn)

1. *Source: Refinitiv, Apr.-Sep. 2019, DCM is for corporate bonds*

12

Non-interest expenses

NOMURA

Full year / Quarter



(billions of yen)
(billions of yen)
1,500
1,000
500
0
400
300
200
100
0
Other
Business development expenses
Occupancy and related depreciation
Information processing and communications
Commissions and floor brokerage[1]
Compensation and benefits
1,168.8
1,154.5
282.5
336.8
276.9
257.2
254.9

	FY2017/18	FY2018/19	FY2018/19 2Q	FY2018/19 3Q	FY2018/19 4Q	FY2019/20 1Q	FY2019/20 2Q	QoQ
Compensation and benefits	530.6	497.1	125.8	118.9	124.6	125.1	**120.4**	**-3.7%**
Commissions and floor brokerage[1]	99.9	82.6	19.6	23.8	18.3	24.6	**25.4**	**3.6%**
Information processing and communications	184.8	166.9	40.5	41.8	43.6	41.8	**42.4**	**1.4%**
Occupancy and related depreciation	67.9	64.9	16.5	15.9	16.2	19.1	**18.4**	**-4.0%**
Business development expenses	36.8	36.9	9.3	9.1	9.6	7.8	**7.9**	**1.0%**
Other	248.9	306.0	70.8	127.3	64.5	38.8	**40.4**	**4.0%**
Total	1,168.8	1,154.5	282.5	336.8	276.9	257.2	**254.9**	**-0.9%**

Key points

- Non-interest expenses: Y254.9bn (-1% QoQ)
  - Compensation and benefits (-4% QoQ)
    - ✓ Declined as a result of cost reductions,etc.
  - Commissions and floor brokerage (+4% QoQ)
    - ✓ Increased in line with trading volumes
  - Occupancy and related depreciation (-4% QoQ)
    - ✓ Lower one-off costs related to domestic branch office integration (1Q Y2.6bn; 2Q Y1.7bn)

1. *On April 1, 2018, Nomura adopted Accounting Standards Update 2014-09 "Revenue from Contracts with Customers" and revenues and expenses related to certain Execution Services transactions are now shown as net value rather than gross value*

13

Robust financial position

Balance sheet related indicators and capital ratios

	Mar 2019	Jun 2019	Sep 2019
■ Total assets	Y41.0trn	Y42.5trn	Y45.7trn
■ Shareholders' equity	Y2.6trn	Y2.7trn	Y2.7trn
■ Gross leverage	15.6x	16.0x	16.9x
Net leverage[1]	9.0x	10.0x	10.1x
■ Level 3 assets[2] (net)	Y0.6trn	Y0.6trn	Y0.6trn
■ Liquidity portfolio	Y4.9trn	Y4.8trn	Y4.5trn

(billions of yen)

Basel 3 basis	Mar 2019	Jun 2019	Sep 2019[2]
Tier 1 capital	2,606	2,644	2,689
Tier 2 capital	46	46	46
Total capital	2,652	2,690	2,735
RWA	14,252	14,626	14,575
Tier 1 capital ratio	18.2%	18.0%	18.4%
CET 1 capital ratio[3]	17.1%	16.9%	17.3%
Consolidated capital adequacy ratio	18.6%	18.3%	18.7%
Consolidated leverage ratio[4]	5.03%	5.06%	4.92%
HQLA[5]	Y4.3trn	Y4.2trn	Y4.0trn
LCR[5]	198.4%	188.4%	194.4%

RWA and CET 1 capital ratio[3]



(trillions of yen)
RWA (Basel 3) (lhs)
CET1 capital ratio (Basel 3) (rhs)
20.0
15.0
10.0
5.0
0.0
17.0%
17.9%
17.1%
16.9%
17.3%
20.0%
15.0%
10.0%
5.0%
0.0%
FY2018/19
FY2019/20
Sep
Dec
Mar
Jun
Sep

Level 3 assets[2] and Net Level 3 assets/Tier 1 capital



(billions of yen)
Level 3 Assets
Net Level 3 Assets
Net Level 3 Assets / Tier 1 Capital (rhs)
1,000
800
600
400
200
0
20%
22%
22%
24%
24%
30%
20%
10%
0%
FY2018/19
FY2019/20
Sep
Dec
Mar
Jun
Sep

1. Net leverage: Total assets minus securities purchased under agreements to resell and securities borrowed, divided by Nomura Holdings shareholders' equity.
2. September 2019 is preliminary.
3. CET 1 capital ratio is defined as Tier 1 capital minus Additional Tier 1 capital divided by risk-weighted assets.
4. Tier1 capital divided by exposure (sum of on-balance sheet exposures and off-balance sheet items).
5. Daily average for each quarter.

14

Funding and liquidity

Balance sheet structure

- Highly liquid, healthy balance sheet structure
  - 78% of assets are highly liquid trading and related assets that are marked-to-market and matched to trading and related liabilities through repos etc. (regionally and by currency)
  - Other assets are funded by equity and long-term debt, ensuring structural stability

Liquidity portfolio[2]

- Liquidity portfolio:
  - Y4.5trn, or 10% of total assets
  - Maintain a high quality liquidity portfolio surplus without the need for additional unsecured funding over a certain period

Balance sheet
(As of September 2019)


Assets
Liabilities and equity
Trading assets and related[1]
Cash and cash deposits
Other assets
Trading liabilities and related[1]
Other liabilities
Short-term borrowings
Long-term borrowings
Total equity

Unsecured funding[2]

- Slightly more than 70% of unsecured funding is long-term debt
- Diversified sources of funding


Short-term debt 18%
Long-term debt due within 1yr, 9%
Long-term debt, 73% Average maturity 5.4 years[3]
International 27%
Japan 73%
Loans
Bank lending market
Euro MTN/Yen, retail bonds, etc.
Retail market
Euro MTN/Other wholesale bonds, etc.
Wholesale market
Breakdown of short-term/long-term debt
Long-term debt by region
Funding of long-term debt

1. *Trading assets and related: Reverse repo, securities, derivatives, etc. Trading liabilities and related: Repo, securities loaned, derivatives, etc.*
2. *Definition differs from financial disclosures reflecting Liquidity Management's view. Cash and cash deposits portion of liquidity portfolio excludes funds on deposit at exchanges and segregated client funds.*
3. *Excludes long-term debt due within one year. Redemption schedule is individually estimated by considering the probability of redemption under certain stressed scenarios.*

15

Financial Supplement

Consolidated balance sheet Consolidated balance sheet (billions of yen) Mar 31, Sep 30, Increase Mar 31, Sep 30, Increase 2019 2019 (Decrease) 2019 2019 (Decrease) Assets Liabilities Total cash and cash deposits 3,262 3,380 118 Short-term borrowings 842 950 108 Total payables and deposits 3,768 3,757 -11 Total loans and receivables 3,882 4,155 273 Total collateralized financing 16,684 20,483 3,799 Trading liabilities 8,220 8,768 548 Total collateralized agreements 17,307 18,238 931 Other liabilities 859 1,016 157 Long-term borrowings 7,916 7,915 -1 Total trading assets1 and private 14,386 17,608 3,222 Total liabilities 38,289 42,889 4,600 equity investments Total other assets 2,133 2,296 163 Equity Total NHI shareholders’ equity 2,631 2,708 77 Noncontrolling interest 50 80 31 Total assets 40,969 45,677 4,708 Total liabilities and equity 40,969 45,677 4,708 1. Including securities pledged as collateral. 17

Value at risk Definition From April 1, 2019, to September 30, 2019 (billions of yen)  99% confidence level  Maximum: 6.9  1-day time horizon for outstanding portfolio  Minimum: 3.6  Inter-product price fluctuations considered  Average: 5.0 (billions of yen) FY2017/18 FY2018/19 FY2018/19 FY2019/20 Mar Mar Sep Dec Mar Jun Sep Equity 1.2 1.1 2.1 1.1 1.1 1.2 1.8 Interest rate 3.1 2.8 2.9 3.5 2.8 3.1 4.0 Foreign exchange 3.2 1.9 2.2 1.7 1.9 3.2 3.2 Sub-total 7.5 5.8 7.2 6.3 5.8 7.5 8.9 Diversification benefit -1.1 -1.3 -2.7 -1.4 -1.3 -1.5 -4.3 VaR 6.4 4.5 4.5 4.9 4.5 6.0 4.6 18

Consolidated financial highlights Full year (billions of yen) 300 7.9% 10% 8% Net income (loss) 200 attributable to Nomura 6% Holdings, Inc. (“NHI”) 4% shareholders 100 219.3 2% 0 0% ROE(%) -100 -100.4 -200 -300 FY2017/18 FY2018/19 Net revenue 1,497.0 1,116.8 Income (loss) before income taxes 328.2 -37.7 Net income (loss) attributable to Nomura 219.3 -100.4 Holdings, Inc. (“NHI”) shareholders Total NHI shareholders’ equity 2,749.3 2,631.1 ROE (%)1 7.9%—Basic-Net income (loss) attributable to NHI 63.13 -29.90 shareholders per share (yen) Diluted-Net income (loss) attributable to NHI 61.88 -29.92 shareholders per share (yen) Total NHI shareholders’ equity per share (yen) 810.31 794.69 Quarter (billions of yen) 150 138.6 16% 14.6% 100 12% 8.4% 8% 50 55.8 4% 0.8 0 0% -11.2 -50 -100 -95.3 FY2018/19 FY2019/20 2Q 3Q 4Q 1Q 2Q 282.9 260.6 301.3 332.0 383.4 0.5 -76.2 24.4 74.8 128.5 -11.2 -95.3 0.8 55.8 138.6 2,800.8 2,662.9 2,631.1 2,662.7 2,707.9 ——8.4% 14.6% -3.31 -28.52 0.25 16.83 42.11 -3.32 -28.52 0.23 16.48 41.23 828.02 805.07 794.69 800.87 837.87 1. Quarterly ROE is calculated using annualized year-to-date net income. 19

Consolidated income Full year Quarter (billions of yen) FY2018/19 FY2019/20 FY2017/18 FY2018/19 2Q 3Q 4Q 1Q 2Q Revenue Commissions1 373.3 293.1 74.8 72.7 66.1 68.2 65.3 Fees from investment banking 101.7 101.5 19.1 33.1 25.3 27.3 22.3 Asset management and portfolio service fees 245.6 245.5 62.7 60.6 59.2 60.0 59.9 Net gain on trading 442.9 343.0 75.8 96.9 98.4 112.8 105.6 Gain (loss) on private equity investments -0.9 1.0 0.3 0.5 -0.3 0.8 1.0 Interest and dividends 585.7 777.0 188.7 214.5 204.1 199.5 215.9 Gain (loss) on investments in equity securities 2.7 -7.0 -1.1 -9.9 1.9 -2.8 2.1 Other 221.2 81.1 28.1 -11.1 43.7 45.7 101.9 Total revenue 1,972.2 1,835.1 448.4 457.4 498.4 511.4 573.9 Interest expense 475.2 718.3 165.5 196.8 197.1 179.4 190.5 Net revenue 1,497.0 1,116.8 282.9 260.6 301.3 332.0 383.4 Non-interest expenses1 1,168.8 1,154.5 282.5 336.8 276.9 257.2 254.9 Income (loss) before income taxes 328.2 -37.7 0.5 -76.2 24.4 74.8 128.5 Net income (loss) attributable to NHI shareholders 219.3 -100.4 -11.2 -95.3 0.8 55.8 138.6 1. On April 1, 2018, Nomura adopted Accounting Standards Update 2014-09 “Revenue from Contracts with Customers” and revenues and expenses related to certain Execution Services transactions are now shown as net value rather than gross value. 20

Main revenue items Full year Quarter FY2018/19 FY2019/20 (billions of yen) FY2017/18 FY2018/19 2Q 3Q 4Q 1Q 2Q Stock brokerage commissions 1 243.8 192.0 47.4 50.5 43.9 42.6 42.5 Other brokerage commissions 17.0 14.4 3.4 4.3 2.5 2.7 2.8 Commissions Commissions for distribution of investment trusts 85.7 56.6 15.6 11.5 11.7 16.4 12.6 Other 26.9 30.0 8.4 6.4 8.0 6.4 7.4 Total 373.3 293.1 74.8 72.7 66.1 68.2 65.3 Equity underwriting and distribution 23.2 30.0 5.9 14.7 3.6 3.1 4.9 Bond underwriting and distribution 16.3 22.7 4.6 6.6 5.3 6.8 6.6 Fees from M&A / Financial advisory fees 39.3 33.2 5.6 7.3 13.0 10.6 7.1 investment banking Other 22.9 15.5 3.0 4.5 3.4 6.9 3.8 Total 101.7 101.5 19.1 33.1 25.3 27.3 22.3 Asset management fees 170.4 168.7 43.4 41.5 40.2 40.3 40.0 Asset management Administration fees 57.9 61.0 15.3 15.2 15.2 15.7 16.0 and portfolio service Custodial fees 17.3 15.8 4.0 3.9 3.9 4.0 4.0 fees Total 245.6 245.5 62.7 60.6 59.2 60.0 59.9 1. On April 1, 2018, Nomura adopted Accounting Standards Update 2014-09 “Revenue from Contracts with Customers” and revenues and expenses related to certain Execution Services transactions are now shown as net value rather than gross value. 21

Consolidated results: Income (loss) before income taxes by segment and region

NOMURA

Adjustment of consolidated results and segment results: Income (loss) before income taxes

(billions of yen)	Full year		Quarter				
			FY2018/19			FY2019/20	
	FY2017/18	FY2018/19	2Q	3Q	4Q	1Q	2Q
Retail	103.1	49.5	12.2	14.0	3.3	8.1	**5.3**
Asset Management[1]	66.2	34.2	8.9	0.6	14.4	18.1	**10.0**
Wholesale	100.6	-111.4	4.9	-95.9	-13.0	20.0	**18.9**
Three business segments total	269.9	-27.7	26.0	-81.3	4.7	46.3	**34.2**
Other[1]	56.4	-2.8	-24.5	15.1	17.8	31.5	**93.4**
Segments total	326.3	-30.5	1.6	-66.2	22.5	77.7	**127.7**
Unrealized gain (loss) on investments in equity securities held for operating purposes	1.9	-7.2	-1.1	-10.0	1.8	-2.9	**0.8**
Income (loss) before income taxes	328.2	-37.7	0.5	-76.2	24.4	74.8	**128.5**

Geographic information: Income (loss) before income taxes[2]

(billions of yen)	Full year		Quarter				
			FY2018/19			FY2019/20	
	FY2017/18	FY2018/19	2Q	3Q	4Q	1Q	2Q
Americas	-8.8	-114.1	-21.6	-87.1	-3.7	14.3	**1.1**
Europe	-14.7	-56.9	-11.6	-14.5	-25.5	4.5	**-1.5**
Asia and Oceania	22.8	5.0	1.0	-3.9	8.7	11.6	**10.5**
Subtotal	-0.7	-165.9	-32.2	-105.5	-20.5	30.4	**10.2**
Japan	328.8	128.2	32.6	29.4	44.9	44.4	**118.3**
Income (loss) before income taxes	328.2	-37.7	0.5	-76.2	24.4	74.8	**128.5**

1. *From FY2018/19 1Q, Nomura Funds Research and Technologies has been moved from Asset Management to segment Other.*
2. *Geographic information is based on U.S. GAAP. (Figures are preliminary for the three months ended September 30, 2019). Nomura's revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. This information is not used for business management purposes.*

22

Segment “Other” Income (loss) before income taxes Full year Quarter (billions of yen) 100.0 93.4 80.0 60 .0 56.4 40 .0 31.5 20.0 15.1 17.8 0.0 -2.8 -20.0 -24.5 -40.0 1 2 1 2 3 4 5 FY2018/19 FY2019/20 FY2017/18 FY2018/19 2Q 3Q 4Q 1Q 2Q Net gain (loss) related to economic -6.5 1.8 -16.0 25.1 6.6 12.8 7.0 hedging transactions Realized gain (loss) on investments in equity 0.8 0.2 0.0 0.1 0.1 0.1 1.3 securities held for operating purposes Equity in earnings of affiliates 34.2 32.5 8.5 1.4 15.9 8.3 8.0 Corporate items -41.9 -36.0 -23.7 0.6 -10.4 1.4 -4.6 Others 69.7 -1.3 6.7 -12.2 5.7 8.9 81.8 Income (loss) before income taxes 56.4 -2.8 -24.5 15.1 17.8 31.5 93.4 23

Retail related data (1)

NOMURA

(billions of yen)	Full year		Quarter						
	FY2017/18	FY2018/19	FY2018/19			FY2019/20		QoQ	YoY
			2Q	3Q	4Q	1Q	2Q		
Commissions	192.7	142.8	36.8	34.1	31.0	34.5	**31.2**	**-9.6%**	**-15.4%**
Of which, stock brokerage commission	82.2	60.2	15.3	15.8	12.2	12.5	**12.6**	**1.0%**	**-17.5%**
Of which, commissions for distribution of investment trusts	87.1	57.9	15.6	11.7	12.1	16.5	**12.6**	**-23.6%**	**-19.3%**
Sales credit	91.5	55.8	15.5	10.9	10.5	14.9	**12.7**	**-15.0%**	**-18.1%**
Fees from investment banking and other	26.0	34.0	7.0	14.3	6.7	5.6	**6.0**	**7.1%**	**-14.3%**
Investment trust administration fees and other	93.6	95.4	24.0	23.6	23.4	23.4	**23.4**	**-0.2%**	**-2.6%**
Net interest revenue	9.2	11.5	2.4	3.8	2.6	2.3	**3.7**	**61.9%**	**52.8%**
Net revenue	412.9	339.5	85.7	86.8	74.2	80.6	**76.9**	**-4.7%**	**-10.3%**
Non-interest expenses	309.8	290.0	73.5	72.7	70.9	72.5	**71.6**	**-1.2%**	**-2.5%**
Income before income taxes	103.1	49.5	12.2	14.0	3.3	8.1	**5.3**	**-35.2%**	**-56.9%**
Domestic distribution volume of investment trusts[1]	3,610.5	2,423.7	648.8	527.5	499.8	741.5	**566.7**	**-23.6%**	**-12.7%**
Bond investment trusts	0.0	0.0	0.0	0.0	0.0	0.0	**0.0**	**-**	**-**
Stock investment trusts	3,198.6	2,130.8	583.6	451.7	426.4	618.8	**493.5**	**-20.3%**	**-15.4%**
Foreign investment trusts	411.9	292.9	65.2	75.8	73.4	122.7	**73.2**	**-40.4%**	**12.2%**
Other									
Accumulated value of annuity insurance policies	3,094.5	3,260.7	3,178.2	3,225.1	3,260.7	3,308.7	**3,356.7**	**1.4%**	**5.6%**
Sales of JGBs for individual investors (transaction base)	628.1	1,022.8	206.5	237.6	266.6	296.7	**236.4**	**-20.3%**	**14.5%**
Retail foreign currency bond sales	1,249.9	848.9	211.0	193.1	210.1	222.0	**195.4**	**-12.0%**	**-7.4%**

1. *Excluding former Net & Call. Former Net & Call included from FY2017/18 4Q.*

24

Retail related data (2) Retail client assets (trillions of yen) 140 Other 122.8 120 117.7 114.7 110.0 114.7 113.1 114.8 Foreign investment trusts 100 Bond investment trusts 80 Stock investment trusts 60 Domestic bonds 40 Foreign currency bonds 20 Equities 0 FY2017/18 FY2018/19 FY2018/19 FY2019/20 Mar Mar Sep Dec Mar Jun Sep Equities 75.7 71.9 79.8 68.4 71.9 70.3 71.9 Foreign currency bonds 6.1 6.3 6.1 6.2 6.3 6.4 6.3 Domestic bonds1 11.9 12.5 12.1 12.3 12.5 12.4 12.5 Stock investment trusts 9.1 9.0 9.2 8.3 9.0 9.0 8.9 Bond investment trusts 7.1 6.8 7.1 6.8 6.8 6.9 7.1 Foreign investment trusts 1.2 1.1 1.2 1.1 1.1 1.1 1.1 Other2 6.7 7.1 7.2 6.9 7.1 7.0 7.1 Total 117.7 114.7 122.8 110.0 114.7 113.1 114.8 1. Including CBs and warrants. 2. Including annuity insurance. 25

Retail related data (3) Net inflows of cash and securities1 Full year Quarter (billions of yen) (billions of yen) 2,500 2,500 2,015 2,000 2,000 1,762 1,500 1,500 1,000 1,000 682 500 500 0 0 -6 -121 -500 -500 -403 -393 FY2018/19 FY2019/20 FY2017/18 FY2018/19 2Q 3Q 4Q 1Q 2Q 1. Cash and securities inflows minus outflows, excluding regional financial institutions. 26

Retail related data (4) Number of accounts (thousands) FY2017/18 FY2018/19 FY2018/19 FY2019/20 Mar Mar Sep Dec Mar Jun Sep Accounts with balance 5,318 5,338 5,318 5,354 5,338 5,335 5,326 Equity holding accounts 2,822 2,908 2,829 2,905 2,908 2,914 2,913 Online service accounts 1 4,387 4,569 4,470 4,526 4,569 4,601 4,632 New Individual accounts / IT share2 Full year Quarter (thousands) FY2018/19 FY2019/20 FY2017/18 FY2018/19 2Q 3Q 4Q 1Q 2Q New individual accounts 231 257 65 73 60 49 48 IT share2 No. of orders 67% 78% 78% 77% 80% 79% 79% Transaction value 43% 53% 54% 53% 53% 53% 53% 1. Net & Call and Home Trade were merged in January 2018 to form Online Services which started providing new services. 2. Ratio of cash stocks traded via former Home trade. From FY2017/18 4Q, ratio of cash stocks traded via Online Services. 27

Asset Management related data (1)

NOMURA

(billions of yen)	Full year[1] FY2017/18	FY2018/19	Quarter[1] FY2018/19 2Q	FY2018/19 3Q	FY2018/19 4Q	FY2019/20 1Q	FY2019/20 2Q	QoQ	YoY
Revenue (excl. ACI-related gain/loss)	105.3	102.9	26.1	24.5	26.0	25.8	**25.0**	**-3.2%**	**-4.3%**
ACI-related gain/loss	22.1	-5.0	-1.5	-8.3	4.9	8.7	**0.7**	**-92.3%**	**-**
Net revenue	127.3	97.8	24.7	16.2	30.9	34.5	**25.7**	**-25.6%**	**4.0%**
Non-interest expenses	61.2	63.7	15.8	15.6	16.5	16.4	**15.6**	**-4.5%**	**-0.9%**
Income before income taxes	66.2	34.2	8.9	0.6	14.4	18.1	**10.0**	**-44.6%**	**12.7%**

Assets under management by company

(trillions of yen)	FY2017/18 Mar	FY2018/19 Mar	FY2018/19 Sep	FY2018/19 Dec	FY2018/19 Mar	FY2019/20 Jun	FY2019/20 Sep
Nomura Asset Management	52.4	53.4	55.1	50.2	53.4	53.4	**54.1**
Nomura Funds Research and Technologies	2.8	-	-	-	-	-	**-**
Nomura Corporate Research and Asset Management	2.7	3.0	2.9	2.6	3.0	3.0	**3.0**
Assets under management (gross)[2]	57.8	56.4	58.0	52.9	56.4	56.4	**57.2**
Group company overlap	7.8	5.0	5.2	4.5	5.0	4.8	**4.7**
Assets under management (net)[3]	50.0	51.4	52.8	48.3	51.4	51.6	**52.4**

1. *This table presents a reconciliation of net revenues (other than ACI-related revenue) and ACI-related revenue, which are non-GAAP measures prepared on a management accounting basis, to net revenue for the Asset Management segment. ACI-related revenue includes fair value adjustments of our investment in, funding cost equivalent for our investment in and dividends from ACI. Figures from FY2018/19 1Q onwards do not include Nomura Fund Research and Technologies.*
2. *Total assets under management for Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management, and Wealth Square. Figures from June 2018 do not include Nomura Fund Research and Technologies.*
3. *Net after deducting duplications from assets under management (gross).*

28

Asset Management related data (2) Asset inflows/outflows by business1 Full year Quarter FY2018/19 FY2019/20 (billions of yen) FY2017/18 FY2018/19 2Q 3Q 4Q 1Q 2Q Investment trusts business 3,131 2,187 280 1,141 503 672 259 of which ETFs 3,022 2,531 510 1,391 483 642 246 Investment advisory business 203 20 156 -354 109 -164 121 Total net asset inflow 3,334 2,207 436 787 612 508 381 Domestic public investment trust market and Nomura Asset Management market share2 (trillions of yen) FY2017/18 FY2018/19 FY2018/19 FY2019/20 Mar Mar Sep Dec Mar Jun Sep Domestic public stock investment trusts Market 96.9 101.5 103.8 93.6 101.5 101.9 104.3 Nomura Asset Management share (%) 25% 26% 25% 26% 26% 26% 26% Domestic public bond investment trusts Market 12.3 11.6 12.5 11.6 11.6 11.7 11.9 Nomura Asset Management share (%) 44% 45% 44% 45% 45% 44% 44% ETF Market 32.5 37.4 37.4 33.6 37.4 38.2 39.9 Nomura Asset Management share (%) 46% 45% 45% 45% 45% 45% 45% 1. Based on assets under management (net). 2. Source Investment Trusts Association, Japan. 29

Wholesale related data Full year Quarter (billions of yen) FY2018/19 FY2019/20 FY2017/18 FY2018/19 QoQ YoY 2Q 3Q 4Q 1Q 2Q Net revenue 715.3 555.4 147.7 128.2 142.2 159.5 156.7 -1.7% 6.1% Non-interest expenses 614.7 666.8 142.7 224.1 155.3 139.5 137.8 -1.2% -3.5% Income (loss) before income taxes 100.6 -111.4 4.9 -95.9 -13.0 20.0 18.9 -5.4% 3.8 x Breakdown of Wholesale revenues1 Full year Quarter (billions of yen) FY2018/19 FY2019/20 FY2017/18 FY2018/19 QoQ YoY 2Q 3Q 4Q 1Q 2Q Fixed Income 341.6 232.8 69.6 37.5 68.0 82.5 77.2 -6.4% 11.0% Equities 261.6 220.2 54.2 65.9 45.6 53.3 55.6 4.4% 2.5% Global Markets 603.2 453.0 123.8 103.5 113.6 135.7 132.8 -2.2% 7.3% Investment Banking 112.1 102.3 23.9 24.7 28.6 23.7 23.9 0.6% 0.1% Net revenue 715.3 555.4 147.7 128.2 142.2 159.5 156.7 -1.7% 6.1% 1. FY2016/17 and FY2017/18 figures for Fixed Income, Equities and Investment Banking have been restated based on a reorganization in April 2018. 2. This table presents a reconciliation of the Global Markets and Investment Banking financial data, which are non-GAAP measures prepared on a management accounting basis, to net revenue for the Wholesale segment. 30

Number of employees FY2017/18 FY2018/19 FY2018/19 FY2019/20 Mar Mar Sep Dec Mar Jun Sep Japan 15,819 15,852 16,296 16,138 15,852 16,423 16,119 Europe 3,057 2,909 3,020 2,963 2,909 2,775 2,734 Americas 2,362 2,357 2,390 2,384 2,357 2,230 2,167 Asia and Oceania1 6,810 6,746 6,843 6,796 6,746 6,684 6,610 Total 28,048 27,864 28,549 28,281 27,864 28,112 27,630 31 1. Includes Powai office in India.

Disclaimer This document is produced by Nomura Holdings, Inc. (“Nomura”). Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made. The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information. All rights regarding this document are reserved by Nomura unless otherwise indicated. No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura. This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Actual results and financial condition may differ, possibly materially, from what is indicated in those forward-looking statements. You should not place undue reliance on any forward-looking statement and should consider all of the following uncertainties and risk factors, as well as those more fully discussed under Nomura’s most recent Annual Report on Form 20-F and other reports filed with the U.S. Securities and Exchange Commission (“SEC”) that are available on Nomura’s website (http://www.nomura.com) and on the SEC‘s website (http://www.sec.gov); Important risk factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions. Forward-looking statements speak only as of the date they are made, and Nomura undertakes no obligation to update any forward-looking statement to reflect the impact of circumstances or events that arise after the date the forward-looking statement was made. The consolidated financial information in this document is unaudited.

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